K&L Gates llp 1601K Street NW Washington DC 20006-1600 t 202.778.9000 www.klgates.com
August 31, 2011
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Direxion Funds
File Nos. 333-28697; 811-08243
Post-Effective Amendment No. 114
Ladies and Gentlemen:
     We have acted as counsel to Direxion Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 114 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.
     Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
September 1, 2011
VIA EDGAR TRANSMISSION
Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Direxion Funds (the “Trust”) File Nos.: 333-28697 and 811-08243
Dear Ms. Cole:
The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on August 24, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 112 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 112 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on July 1, 2011, and will become effective on September 1, 2011.
For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
In addition, in connection with this filing, the Trust hereby states the following:
1.	The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.
The Trust’s responses to your comments are as follows:

Prospectus (Commodity Trends Strategy Fund)
1.	Please explain why the Acquired Fund Fees and Expenses for the Class C shares of the Fund are higher than the Acquired Fund Fees and Expenses for the Fund’s other classes of shares.

The Class C shares for the Fund did not become operational until March 5, 2010, which was in the middle of the Fund’s fiscal year. The difference in the Acquired Fund Fees and Expenses (“AFFE”) for these Class C shares resulted from this mid-year launch, which required the Fund to annualize the AFFE rate for the Class C shares when it calculated the Fund’s expense table. In particular, the AFFE for the Fund, which is applied on a daily basis, was slightly higher in the second half of the Fund’s fiscal year (during which the Class C shares were operational) as compared with the first half of its fiscal year (when the Class C shares were not operational). The higher AFFE in the second half of the fiscal year combined with the fact that the AFFE rate for the Class C shares was annualized resulted in a slightly higher AFFE percentage for the Class C shares of the Fund as compared to Fund’s other share classes.

2.	Consider whether Active and Frequent Trading Risk is a principal risk of the Fund, given that the Fund’s portfolio turnover rate during the most recent fiscal year was 0%.

The Trust responds by referring to the Fund’s Principal Investment Strategy which states that the Fund invests in derivatives and other instruments that do not factor into the calculation for portfolio turnover. As a result, although the Fund has a portfolio turnover rate of 0% for the most recent fiscal year, it nonetheless engaged in a high number of transactions and expects the risks associated with such active trading to continue to be a principal risk. The Trust further notes that it has recently revised its disclosure of this risk to be titled “Active and Frequent Trading Risk” instead of “High Portfolio Turnover Risk” to mitigate possible investor confusion on this point.

3.	Confirm that the Fund’s disclosure with respect to investments in derivatives complies with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute.

The Trust responds by noting that, with the exception of credit default swaps (as noted in the response to Comment #4 below), the Fund has utilized and intends to continue to utilize each of the derivative instruments currently listed in the Principal Investment Strategy and related Derivatives Risk as part of its principal investments. As such, the Trust believes the disclosure complies with the SEC letter referenced in this comment.

4.	Confirm that the Fund invests in credit default swaps, as listed in the Derivatives Risk disclosure of the summary section for the Fund. If the Fund invests in credit default swaps, the Fund should disclose that it covers the full notional value of these credit default swaps.

The Trust responds by removing the reference to credit default swaps in the Derivatives Risk disclosure, as it does not invest in credit default swaps.

5.	The Fund lists “Other Investment Companies and Exchange Traded Funds Risk” as a principal risk of the Fund. Please include corresponding disclosure regarding other investment companies and ETFs in the Principal Investment Strategy of the Fund.

The Trust responds by including disclosure in the Principal Investment Strategy section of the Fund stating that the Fund will invest in other investment companies and ETFs.

6.	Disclose in the prospectus that the subsidiary is managed pursuant to the same compliance policies and procedures as the Fund.

The Trust responds by adding the requested disclosure to the prospectus.

7.	Disclose in the prospectus that the financial statements of the subsidiary will be consolidated with the financial statements of the Fund in the Fund’s annual and semi-annual shareholder reports.

The Trust responds by adding the requested disclosure to the prospectus.

8.	Please confirm that even though the subsidiary is not a registered investment company, it will nonetheless comply with the fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other investment restrictions of the Investment Company Act of 1940, as amended, applicable to the Fund, that the same custodian will hold the assets of the subsidiary and the Fund, and that the same independent registered public accounting firm will audit the subsidiary and the Fund.

The Trust responds by referring to its correspondence to the SEC dated July 9, 2008 relating to the Fund (the “2008 Response Letter”), in which it responded to Comment #6 with the following:
The Subsidiary will comply, to the extent applicable, with the same fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other fundamental and non-fundamental investment restrictions as the Fund. The same custodian will hold the assets of the Fund and the Subsidiary, and the same independent registered public accounting firm will audit the Fund’s and the Subsidiary’s financial statements. The Subsidiary also will enter into agreements with the Adviser and the Fund’s transfer agent and administrator for the provision of services.

The fee structure of the Fund and the Subsidiary has been designed to avoid the payment of duplicative fees for similar services provided to the Fund and the Subsidiary. Under the Fund’s advisory agreement with the Adviser, the Fund pays the Adviser an advisory fee at an annual rate of 1.00% of the Fund’s average daily net assets managed by the Adviser that are not invested in the Subsidiary. The Subsidiary pays the Adviser an advisory fee of 1.00% on the Subsidiary’s average daily net assets. The Subsidiary will bear the expenses that it incurs in connection with the custody, administration, accounting, transfer agency, and audit services that it receives. However, the Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund’s assets. It is also anticipated that the Fund’s own expenses will be reduced to some extent as a result of payment of such expenses at the Subsidiary level. It is therefore expected that the Fund’s investment in the Subsidiary will not result in the Fund’s paying duplicative fees for similar services provided to the Fund and the Subsidiary.
9.	Please confirm that the Subsidiary’s Board of Directors will comply with Sections 10(a) and 16(a) of the 1940 Act.

The Trust responds by referring to the 2008 Response Letter, in which it responded to Comment #2 with the following:

Section 10(a) of the 1940 Act requires that at least 40% of the members of an investment company’s board of directors be comprised of individuals who are not “interested persons” of the investment company within the meaning of Section 2(a)(19) of the 1940 Act. Section 16(a) of the 1940 Act requires that a majority of the directors serving on the board of an investment company be elected by shareholders.

The Subsidiary’s board of directors will comply with the requirements of Section 10(a) and 16(a) of the 1940 Act. The Subsidiary’s board of directors will be comprised of one director who is not an interested person of the Fund or the Subsidiary within the meaning of Section 2(a)(19) of the 1940 Act. The director will be elected by the Fund, the sole shareholder of the Subsidiary.
10.	Please confirm whether the subsidiary’s Board of Directors will be signatories to the registration statements for the Fund.

The Trust confirms that the subsidiary’s Board of Directors will be signatories to the registration statement for the Fund.

11.	Please provide an analysis regarding whether an investment in the subsidiary is a liquid investment.

The Trust responds by referring to the 2008 Response Letter, in which it responded to Comment #9 with the following:
The SEC considers a liquid investment to be an asset that may be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a fund has valued the investment on its books. The Fund’s investment in the Subsidiary is a liquid investment because the Subsidiary, like the Fund, is limited to investing principally in liquid assets. Specifically, the Subsidiary and the Fund each may invest only up to 15% of their net assets in illiquid investments. Like the Fund, the Subsidiary offers to redeem all or a portion of its shares at the current net asset value per share every regular business day. If the Fund redeems its shares of the Subsidiary, the Fund could expect to receive, within a seven-day period, the cash proceeds of the Subsidiary’s investments in an amount that would approximate the value of the investment in the Subsidiary on the Fund’s books.
12.	Please confirm that all the expenses related to the subsidiary are included in the Fund’s fee table.

The Trust confirms that all of the expenses related to the subsidiary are included in the Fund’s fee table.

13.	Please confirm that the subsidiary will submit to inspection by the SEC.

The Trust responds by confirming that the subsidiary will submit to inspection by the SEC.

14.	Disclose supplementally whether the Fund may, and does, invest in commodity pools.

The Trust responds by stating that the Fund may not, and will not, invest in commodity pools. Additionally, the Trust responds by referring to the 2008 Response Letter, in which it responded to Comment #10 with the following:

Neither the Fund nor the Subsidiary provides advice or issues analyses or reports with regard to futures or commodity options and therefore neither entity falls within the definition of a commodity trading advisor (“CTA”) under the Commodity Exchange Act (“CEA”) and neither must register as a CTA. Similarly, neither the Fund nor the Subsidiary falls within the definition of a commodity pool operator (“CPO”) under the CEA and neither must register as a CPO. The definitions of CTA and CPO may apply to the adviser to the Fund and the Subsidiary (previously defined as the “Adviser”). To the extent the CTA and/or CPO definitions do apply, the Adviser intends to rely on one or more Commodity Futures Trading Commission exemptions from CTA and CPO registration and therefore will not register as either a CTA or a CPO.
15.	If the Fund invests in commodity pools, disclose supplementally whether the Fund invests in commodity pools that are offered to other investors or whether the Fund invests in commodity pools that were created for the Fund. If the Fund invests in commodity pools that were created for the Fund, the SEC staff may have additional comments related to this arrangement.

The Trust responds by referring to its response to Comment #14 above.
Prospectus (Currency Trends Strategy Fund)
1.	Please provide supplementally a list of other funds that use “Currency” in their names.

The Trust responds by providing the following list of currently-registered funds with the word “Currency” in its name: Columbia Absolute Return Currency and Income Fund (RARAX), Franklin Templeton Hard Currency Fund (ICPHX); John Hancock Currency Strategies Fund (JCUAX); Oppenheimer Currency Opportunities Fund (OCOAX); Merk Absolute Return Currency Fund (MABFX); Merk Asian Currency Fund (MEAFX); and Merk Hard Currency Fund (MERKX).

2.	Please confirm that the name of the previous benchmark index for the Fund was the “Alpha Financial Technologies Financial Trends Indicator.” If so, please confirm whether any concentration policies of the Fund have changed as a result of the benchmark change to the Alpha Financial FX Trends Index.

The Trust responds by confirming that the previous benchmark index of the Fund was the “Alpha Financial Technologies Financial Trends Indicator.” The change in benchmark index does not result in any change in concentration policies of the Fund. Although the prior benchmark index included the word “technologies” and the new benchmark index does not, that term only appeared in the prior benchmark index due to the index provider being named “Alpha Financial Technologies, LLC” and did not refer to any technology concentration within the index.

Prospectus (Direxion Long/Short Global IPO Fund)
1.	The principal investment strategy for the Fund states that “The Fund generates at least 40% of its exposure through positions, long or short in international issuers.” Please confirm that “international issuers” refers to issuers that are outside the United States and update the disclosure in the principal investment strategy accordingly.

The Trust responds by confirming the intended meaning of “international issuers” as issuers that are outside of the United States and will revise the prospectus to replace the term with “non-U.S. issuers.”

2.	Please provide supplementally a list of other funds that use “IPO” in their names.

The Trust responds by referencing the Global IPO Plus Aftermarket Fund (IPOSX) and the exchange-traded fund First Trust US IPO Index Fund (FPX).
Statement of Additional Information
1.	Under “Management of the Trust,” please add disclosure related to whether the Fund has a lead independent trustee and whether the chairman of the board is independent.

The Trust responds by adding the requested disclosure.
* * * * * *
We trust that the above response and revision adequately addresses your comments. If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.
Sincerely,
Direxion Funds
/s/ Daniel D. O’Neill
Name: Daniel D. O’Neill
Title: President

cc:	Robert J. Zutz, K&L Gates LLP Adam R. Henkel, U.S. Bancorp Fund Services, LLC